EXHIBIT 12
The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

(In thousands, except ratio)	December 27, 2015	December 28, 2014	December 29, 2013	December 30, 2012	December 25, 2011
Earnings/(loss) from continuing operations before fixed charges
Earnings/(loss) from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$97,535	$38,218	$98,014	$255,621	$66,283
Distributed earning from less than fifty-percent owned affiliates	—	3,914	1,400	9,251	3,463
Adjusted pre-tax earnings/(loss) from continuing operations	97,535	42,132	99,414	264,872	69,746
Fixed charges less capitalized interest	50,719	62,869	63,032	67,243	90,252
Earnings/(loss) from continuing operations before fixed charges	$148,254	$105,001	$162,446	$332,115	$159,998
Fixed charges
Interest expense, net of capitalized interest(1)	$46,391	$58,914	$59,588	$63,218	$85,693
Capitalized interest	338	152	—	17	427
Portion of rentals representative of interest factor	4,328	3,955	3,444	4,025	4,559
Total fixed charges	$51,057	$63,021	$63,032	$67,260	$90,679
Ratio of earnings to fixed charges	2.90	1.67	2.58	4.94	1.76

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K for the fiscal year ended December 27, 2015.

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.